Exhibit 99.1

Ballard Reports Q4 2023 Results

VANCOUVER, BC, March 11, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the fourth quarter ended December 31, 2023. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"Our transition to a commercial products company is gaining momentum, with growing market acceptance of our fuel cell engines across our verticals," said Randy MacEwen, President and CEO. "We shipped a record number of fuel cell engines in the quarter, allowing us to close out the year with Q4 revenue of $46.8 million, up 132% year-over-year. We also booked $64.7 million of new orders in Q4, resulting in a product-based Order Backlog now 15% higher than the same period last year."

"Supported by revenue scaling in the quarter, we were able to improve gross margins by eight percentage points compared to the prior year period," said Mr. MacEwen. "Notably, excluding non-cash inventory provisions, underlying gross margin almost achieved breakeven, demonstrating continued success in our product cost reduction initiatives and the impact of operating leverage."

"Excluding discontinued operations, revenue in 2023 was $102.4 million, up 25% compared to the prior year, while total megawatts (MW) and number of modules shipped increased by 17% and 37%, respectively, to 74 MW and 540 modules. We increased the proportion of 2023 revenue and year-ending Order Backlog from Power Products, standing at 72% and 84% respectively," stated Mr. MacEwen. "We increased our diversification across our verticals, geographic regions, and customer base. We supported numerous customers in maturing their fuel cell platforms, while also securing new customer platform wins across our verticals. We launched our next-generation bipolar plate project to enable further product cost reduction and production scaling and also proved the maturity of our technology with outstanding field reliability."

"We continue to prioritize focused and disciplined cash management and balance sheet strength. Cash operating costs in Q4 were roughly flat compared to the prior year, while total operating costs and capital expenditures for the full year were in line with our 2023 guidance ranges. Total cash used in 2023 was down almost $48 million compared to 2022. We ended the year with cash and cash equivalents of $751 million," Mr. MacEwen added.

"Looking forward, we believe the transition of hydrogen policy announcements to implementation will provide mid-term momentum for the availability of low-cost, low-carbon hydrogen, enabling accelerated adoption of fuel cells. In the context of an increasingly constructive policy environment, a growing sales pipeline and Order Backlog, along with our continued investments in product cost reduction and advanced manufacturing, we are well positioned for strong long-term market share. We are excited with our set-up for 2024, as we expect continued growth in our Order Backlog, major order announcements from customers in our bus and stationary power verticals, and the announcement of our next manufacturing facility, each of which will serve as important milestones on our journey to scaled adoption of hydrogen fuel cells."

Q4 2023 Financial Highlights

(all comparisons are to Q4 2022 unless otherwise noted)

•	Total revenue was $46.8 million in the quarter, up 132% year-over-year.
•	Heavy Duty Mobility revenue of $29.0 million increased 219%, driven by higher revenues from bus, truck, rail, and marine verticals.
•	Stationary revenue of $12.8 million increased 105% primarily due to higher shipments to customers in Europe.
•	Emerging and Other Markets revenue of $4.9 million was flat compared to the prior year, as increased revenues from off-highway customers were offset by a decrease in Technology Solutions revenue.
•	Gross margin was (22)% in the quarter, an increase of 8-points, driven by higher revenues and product cost reduction initiatives. Excluding non-cash inventory provisions, gross margin in the quarter was (1)%.
•	Total Operating Expenses and Cash Operating Costs[3] were $35.0 million and $29.0 million, respectively, an increase of 16% and (0%), respectively, from Q4 2022. The increase in Total Operating Expenses was driven primarily by higher expenditures on research and product development.
•	Total Cash Used by Operating Activities was $18.3 million, compared to $21.2 million in the prior year, while Total Cash Used by Investing Activities was $10.8 million, compared to $20.1 million in Q4 2022. Cash and cash equivalents was $751.1 million at the end of 2023, compared to $913.7 million in the prior year.
•	Adjusted EBITDA[3] was ($44.1) million, compared to ($40.1) million in Q4 2022, primarily as a result of a higher gross margin loss driven by inventory impairment charges.
•	Ballard recorded non-cash impairments to the value of its long-term financial investments in the amount of $10.3 million in the quarter, primarily due to a reduction in valuations across the clean energy and zero-emission vehicle universe.
•	Order Backlog at the end of 2023 was $130.5 million, down 3% compared to the end of Q3. While we achieved strong new order intake of $64.7 million in Q4, this was more than offset by a reduction of $47.1 million due to record engine shipments during the quarter and the removal of $21.7 million from our Order Backlog of previously booked orders from a specific customer experiencing financing and program delays. Orders from Power Products represent more than 80% of the Order Backlog, while orders from customers in Europe and North America represent almost 80% of the Order Backlog.
•	The 12-month Order Book was $66.6 million at end-Q4, a decrease of $6.1 million or approximately 8% from the end of Q3 2023. While we achieved strong new order intake of $60.4 million added to the Order Book in Q4, this was more than offset by record engine shipments during the quarter and the removal of $19.4 million from our Order Book of previously booked orders from a specific customer experiencing financing and program delays.
Order Backlog ($M)	Order Backlog at End-Q3 2023	Orders Received in Q4 2023	Orders Delivered in Q4 2023	Order Backlog at End-Q4 2023[5]
Total Fuel Cell Products & Services	$134.6	$64.7	$47.1	$130.5

Ballard Power Systems Q4 2023 Results (CNW Group/Ballard Power Systems Inc.)

2024 Outlook

Consistent with our past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue or net income (loss) guidance for 2024 is not provided. We expect revenue in 2024 will be back-half weighted, with roughly 30% in the first half and 70% in the second half, similar to 2023. Total Operating Expense3 and Capital Expenditure4 guidance ranges for 2024 are as follows:

2024	Guidance
Total Operating Expense[1]	$145 - $165 million
Capital Expenditure[2]	$50 - $70 million

Q4 2023 Financial Summary

(Millions of U.S. dollars)	Three months ended December 31
	2023	2022	% Change
REVENUE
Fuel Cell Products & Services:[3]
Heavy-Duty Mobility	$29.0	$9.1	219%
Bus	$12.0	$2.7	341%
Truck	$6.0	$2.5	135%
Rail	$7.0	$2.7	163%
Marine	$4.0	$1.1	250%
Stationary	$12.8	$6.2	105%
Emerging and Other Markets	$4.9	$4.9	1%
Total Fuel Cell Products & Services Revenue	$46.8	$20.2	132%
PROFITABILITY
Gross Margin $	($10.2)	($6.1)	(67%)
Gross Margin %	(22%)	(30%)	8pts
Total Operating Expenses	$35.0	$30.1	(16%)
Cash Operating Costs[4]	$29.0	$29.0	(0%)
Equity loss in JV & Associates	($4.3)	($6.8)	37%
Adjusted EBITDA[4]	($44.1)	($40.1)	(10%)
Net Loss from Continuing Operations[3]	($48.9)	($27.6)	(77%)
Loss Per Share from Continuing Operations[3]	($0.16)	($0.09)	(78%)
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($17.5)	($23.0)	24%
Working Capital Changes	($0.9)	$1.8	(148%)
Cash used by Operating Activities	($18.3)	($21.2)	13%
Cash and cash equivalents	$751.1	$913.7	(18%)

(Millions of U.S. dollars)	Twelve months ended December 31
	2023	2022	% Change
REVENUE
Fuel Cell Products & Services:[3]
Heavy-Duty Mobility	$66.7	$43.7	53%
Bus	$29.3	$24.9	17%
Truck	$11.0	$11.5	(4%)
Rail	$19.1	$5.1	274%
Marine	$7.3	$2.2	236%
Stationary	$21.7	$18.9	15%
Emerging and Other Markets	$14.0	$19.3	(27%)
Total Fuel Cell Products & Services Revenue	$102.4	$81.9	25%
PROFITABILITY
Gross Margin $	($21.8)	$(13.3)	(64%)
Gross Margin %	(21%)	(16%)	(5pts)
Total Operating Expenses	$141.1	$132.0	(7%)
Cash Operating Costs[4]	$119.3	$112.0	(7%)
Equity loss in JV & Associates	($10.1)	($11.6)	13%
Adjusted EBITDA[4]	($150.1)	($132.6)	(13%)
Net Loss from Continuing Operations[3]	($144.2)	($160.4)	10%
Loss Per Share from Continuing Operations[3]	($0.48)	($0.54)	11%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($87.5)	($114.2)	23%
Working Capital Changes	($17.1)	($17.9)	5%
Cash used by Operating Activities	($104.6)	($132.2)	21%
Cash and cash equivalents	$751.1	$913.7	(18%)

For a more detailed discussion of Ballard Power Systems' fourth quarter 2023 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Monday, March 11, 2024 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review fourth quarter 2023 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, and impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, level of achievement of our business plans, achieving and sustaining profitability, Ballard's condition requiring anticipated use of proceeds to change and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes

[1] Total Operating Expenses refer to the measure reported in accordance with IFRS.

[2] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows

3 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business for both 2023 and 2022 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

[4] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.

Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.

[5] Total Order Backlog as at the end of Q4-2023, reflects the addition of orders received of $64.7m, less delivered orders of $47.1 million, and less the removal of orders valued at $21.7m.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2023	2022	$ Change
Total Operating Expenses	$ 34,972	$ 30,099	$ 4,873
Stock-based compensation expense	(2,575)	(1,367)	(1,208)
Impairment recovery (losses) on trade receivables	(1,436)	(73)	(1,363)
Acquisition related costs	3	(106)	109
Restructuring and related (costs) recovery	(322)	(137)	(185)
Impact of unrealized gains (losses) on foreign exchange contracts	696	1,057	(361)
Depreciation and amortization	(2,388)	(435)	(1,953)
Cash Operating Costs	$ 28,950	$ 29,038	$ (88)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2023	2022	$ Change
Total Operating Expenses	$ 141,073	$ 132,022	$ 9,053
Stock-based compensation expense	(10,720)	(8,939)	(1,781)
Impairment recovery (losses) on trade receivables	(1,498)	(73)	(1,425)
Acquisition related costs	(773)	(2,857)	2,084
Restructuring and related (costs) recovery	(1,512)	(482)	(1,030)
Impact of unrealized gains (losses) on foreign exchange contracts	1,296	(862)	2,158
Depreciation and amortization	(8,539)	(6,815)	(1,724)
Cash Operating Costs	$ 119,327	$ 111,992	$ 7,335

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2023	2022	$ Change
Net loss from continuing operations	$ (48,889)	$ (27,572)	$ (21,317)
Depreciation and amortization	3,524	2,401	1,123
Finance expense	270	294	(24)
Income taxes (recovery)	40	34	6
EBITDA	$ (45,055)	$ (24,843)	$ (20,212)
Stock-based compensation expense	2,575	1,367	1,208
Acquisition related costs	(3)	106	(109)
Finance and other (income) loss	(1,871)	(15,728)	13,857
Impairment charge on property, plant and equipment	967	7	960
Impact of unrealized (gains) losses on foreign exchange contracts	(696)	(1,057)	361
Adjusted EBITDA	$ (44,083)	$ (40,148)	$ (3,935)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2023	2022	$ Change
Net loss from continuing operations	$ (144,210)	$ (160,371)	$ 16,161
Depreciation and amortization	12,750	11,652	1,098
Finance expense	1,105	1,265	(160)
Income taxes (recovery)	158	42	116
EBITDA	$ (130,197)	$ (147,412)	$ 17,215
Stock-based compensation expense	10,720	8,939	1,781
Acquisition related costs	773	2,857	(2,084)
Finance and other (income) loss	(31,055)	2,112	(33,167)
Impairment charge on property, plant and equipment	967	7	960
Impact of unrealized (gains) losses on foreign exchange contracts	(1,296)	862	(2,158)
Adjusted EBITDA	$ (150,088)	$ (132,635)	$ (17,453)

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SOURCE Ballard Power Systems Inc.

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For further information: Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 11-MAR-24